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April 21, 1997


National Integrity Life Insurance Company
200 Park Avenue, 20th Floor
New York, New York  10166

Re: Separate Account II of National Integrity Life Insurance Company (the "Separate Account")

Dear Sirs:

This opinion is furnished in connection with the Registration Statement on Form N-4 for the Separate Account and National Integrity Life Insurance Company ("National Integrity"), filed under the Securities Act of 1933 and the Investment Company Act of 1940.

The Registration Statement covers an indefinite number of units of interest in the Separate Account. Contributions to be received under individual variable annuity contracts ("Contracts") and group variable annuity certificates ("Certificates") offered by National Integrity may be allocated to the Separate Account to support reserves for such Contracts and Certificates.

I have examined all such corporate records of National Integrity and such other documents and such laws as I consider appropriate as a basis for the opinion hereinafter expressed. On the basis of such examination, it is my opinion that:

1. National Integrity is a corporation duly organized and validly existing under the laws of the State of New York.

2. The Separate Account was established and is maintained pursuant to the laws of the State of New York, under which income, gains and losses, whether or not realized, from assets allocated to such Separate Account are, in accordance with the contracts and certificates, credited to or charged against the Separate Account without regard to other income, gains or losses of National Integrity. Although contractual obligations with respect to the funds of the Separate Account constitute corporate obligations of National Integrity, the specific amounts payable from accumulations in the Separate Account in accordance with the Contracts and Certificates depend upon the investment experience of the Separate Account.
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3.   Assets allocated to the Separate Account will be owned by National
     Integrity; National Integrity will not be a trustee with respect thereto. The Contracts and Certificates provide that the portion of the assets of the Separate Account equal to the reserves and other Contract and Certificate liabilities with respect to the Separate Account will not be chargeable with liabilities arising out of any other business National Integrity may conduct, and that National Integrity reserves the right to transfer assets of the Separate Account in excess of such reserves and other Contract and Certificate liabilities to the General Account of National Integrity.

4. When issued and sold as described above, the Contracts and Certificates will be duly authorized and will constitute validly issued and binding obligations of National Integrity in accordance with their terms. Purchasers of the Contracts and Certificates will be subject only to the deductions, charges and fees set forth in the Prospectus.

I hereby consent to the use of this opinion as an exhibit to the Registration Statement.

Sincerely,


/s/ Kevin L. Howard
Kevin L. Howard